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O W B W

OWB Holdings Inc
Small Business Bond™

Bond Terms:

Bond Yield: 11.50%

Target Raise Amount: $124,000

Offering End Date: November 25, 2025

Repayment Period: 3 years (36 months)

Minimum Raise Amount: $10,000

Company Details:

Name: OWB Holdings Inc

Founded: July 8, 2022

Address: 1402 Grant Ave
San Francisco, CA 94133

Industry: Brewery

Employees: 8

Website: https://www.otherwisebrewing.com/

Use of Funds Allocation:

If the maximum raise is met:

$116,560 (94.00%) – of the proceeds will go towards working capital- inventory, marketing, and expansion
$7,440 (6.00%) – of the proceeds will go towards SMBX's capital raise fee

Social:

Instagram: 3,734 Followers



SMBX



Business Metrics:

	FY23	FY24	YTD 8/31/2025
Total Assets	$205,421	$329,988	$316,671
Cash & Cash Equivalents	$125,390	$29,779	$44,297
Accounts Receivable	$18,414	$20,875	$25,635
Short-term Debt	$4,667	$65,583	$42,775
Long-term Debt	$387,787	$684,079	$743,883
Revenue	$249,918	$526,615	$439,759
Cost of Goods Sold	$110,120	$265,352	$193,660
Taxes	$0	$0	$0
Net Income	-$83,959	-$201,571	-$104,872

Recognition:

OWB Holdings Inc (DBA Otherwise Brewing) was founded on the idea that gluten-free beer should be delicious first and foremost. Co-founders Aaron and Stellar spent a year and a half on R&D before launching, developing their own proprietary brewing method unique to Otherwise, with the goal of making beers that can go toe-to-toe on flavor with any "regular" gluten-containing beer out there. Once they had something they were proud to put in front of their friends and family, they launched to market in early 2021, and the brand has been rapidly growing ever since.

About:

OWB Holdings Inc (DBA Otherwise Brewing) makes gluten-free beer using a proprietary process that allows them to match the flavors beer-lovers expect—with no limitations on style. They're making the world's most popular alcoholic beverage accessible to all, regardless of dietary restrictions.

For more information, contact our Customer Support Team at support@thesmbx.com

